FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                              Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐                              No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:/s/ Ronald B. Sirkis

Name: Ronald B. Sirkis Title: Executive Vice-President, General Counsel and Taxation

By:/s/ Velma J. Jones

Date: March 14, 2005	Name: Velma J. Jones Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form 52-109FT2 — Certification of Interim Filings during Transition Period – Chief Executive Officer

99.2	Form 52-109FT2 — Certification of Interim Filings during Transition Period – Chief Financial Officer

(Filed in form required by Canadian Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings)